                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                In respect of its
    U.S. Dollar 50,000,000 Callable Floating Rate Notes due December 17, 2010






                    Filed pursuant to Rule 3 of Regulation BW






                            Dated: February 10, 2004


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        The following information regarding the U.S. Dollar 50,000,000 Callable
Floating Rate Notes due December 17, 2010 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, in the form of a Pricing Supplement relating to the Notes (the "Pricing Supplement"), attached hereto as Exhibit A, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 15, 2003) is already on file with the Securities and Exchange Commission.

        Item 1.  DESCRIPTION OF OBLIGATIONS

               (a) U.S. Dollar 50,000,000 Callable Floating Rate Notes due December 17, 2010.

               (b) The interest rate shall be 6-month USD LIBOR plus 40 b.p., subject to a maximum interest rate of 6.8 percent. Interest payment dates will be each June 17 and December 17, commencing on June 17, 2004 and ending on December 17, 2010.

               (c) Maturing December 17, 2010. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

               (d) Notes are callable by the Bank at par on each June 17 and December 17, commencing on December 17, 2004 and ending on June 17, 2010, with 5 New York business days notice.

               (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

               (f) Not applicable.

               (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

               (h) See Prospectus, pages 6-10.

               (i) Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA, England.

        Item 2.  DISTRIBUTION OF OBLIGATIONS


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               As of December 12, 2003, the Bank entered into a Terms Agreement with Credit Suisse First Boston LLC as Manager (the "Manager"), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 50,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes was expected to be made on or about December 17, 2003.

               The Terms Agreement provides that the obligations of the manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

        Item 3.  DISTRIBUTION SPREAD

             Price to                Selling Discounts            Proceeds to the
              Public                  and Commissions                 Bank(1)
             --------                -----------------            ---------------
        Per Unit: 100.00%                     N/A                     100.00%
      Total: USD 50,000,000                   N/A                 USD 50,000,000


        Item 4.  DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

               None

        Item 5.  OTHER EXPENSES OF DISTRIBUTION

               As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

        Item 6.  APPLICATION OF PROCEEDS

               The net proceeds will be used in the general operations of the Bank.

        Item 7.  EXHIBITS

                 A. Pricing Supplement dated December 12, 2003

                 B. Terms Agreement dated December 12, 2003


------------------
(1)   Without deducting expenses of the Bank, which are not yet known.


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                                                                       EXHIBIT A


PRICING SUPPLEMENT



                               [WORLD BANK LOGO]



                    INTERNATIONAL BANK FOR RECONSTRUCTION AND
                                   DEVELOPMENT



                          GLOBAL DEBT ISSUANCE FACILITY

                                    NO. 2721


                                  US$50,000,000
               CALLABLE FLOATING RATE NOTES DUE DECEMBER 17, 2010






                           CREDIT SUISSE FIRST BOSTON



            THE DATE OF THIS PRICING SUPPLEMENT IS DECEMBER 12, 2003

This document ("PRICING SUPPLEMENT") is issued to give details of an issue by International Bank for Reconstruction and Development (the "BANK") under its Global Debt Issuance Facility.

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated October 7, 1997, and all documents incorporated by reference therein (the "PROSPECTUS"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

TERMS AND CONDITIONS

The following items under this heading "TERMS AND CONDITIONS" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms, which form part of the form of Notes for such issue:-


1.      No.:

2.      Aggregate Principal Amount:                        US$50,000,000

3.      Issue Price:                                       100.00 per cent. Of the Aggregate Principal Amount

4.      Issue (Settlement) Date:                           December 17, 2003

5.      Form of Notes (Condition 1(a)):                    Registered Notes only

6.      Authorized Denominations                           US$1,000,000
        (Condition 1(b)):

7.      Specified Currency (Condition 1(d)):               United States dollars ("US$")

8.      Redemption Month (Conditions 1(a) and 6(a)):       December 2010

9.      Interest Basis (Condition 5):                      Variable Interest Rate (Condition 5(II))

10.     Variable Interest Rate (Condition 5(II)):

        (a)   Business Day Convention:                     Following Business Day Convention

        (b)   Interest Payment Dates:                      June 17 and  December  17 in each  year  commencing  on
                                                           June 17, 2004 up to and including the Maturity Date

        (c)   Rate of Interest:                            Subject to the Maximum Interest Rate specified below,
                                                           the Rate of Interest per Authorized Denomination for
                                                           the relevant Interest Period will be equal to:

                                                           6 month USD Libor plus 40 basis points (0.40 per cent)
                                                           Where:

                                                           "Benchmark Rate" means the London Interbank Offered
                                                           Rate for deposits in United States dollar for a period
                                                           of six months which appears on the Telerate Page 3750
                                                           (or such other page that may replace that page on that
                                                           service or a successor service) as of the Relevant Time
                                                           on the Interest Determination Date;


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                                      -1-

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
                                                           "Relevant Time" means 11:00 a.m., London time; and

                                                           "Interest Determination Date" means the day that is
                                                           two London and New York Banking Days (meaning a day on
                                                           which commercial banks are open for general business
                                                           (including dealings in foreign exchange and foreign
                                                           currency deposits) in London and New York) prior to the
                                                           first day of the Interest Period.

                                                           If such London Interbank Offered Rate does not appear
                                                           on the Telerate Page 3750 (or such other page that may
                                                           replace that page on that service or a successor service)
                                                           at the Relevant Time on the Interest Determination Date,
                                                           then the Benchmark Rate shall be determined on the
                                                           basis of the rates at which deposits in U.S. Dollars are
                                                           offered at the Relevant Time on the Interest Determination
                                                           Date by four major banks in the London interbank market
                                                           (selected by the Calculation Agent) to prime banks
                                                           in the London interbank market for a period of six
                                                           months commencing on the first day of the relevant Interest
                                                           Period and in an amount that is representative for a
                                                           single transaction in the London interbank market at the
                                                           Relevant Time. The Calculation Agent will request the
                                                           principal London office of each of such major banks to
                                                           provide a quotation of its rate. If at least two such
                                                           quotations are provided, the Benchmark Rate shall be the
                                                           arithmetic mean of such quotations. If fewer than two
                                                           quotations are provided as requested, the Benchmark Rate
                                                           shall be the arithmetic mean of the rates quoted by major
                                                           banks in New York City, selected by the Calculation Agent, at approximately 11:00 a.m., New York time, on the first
                                                           day of the relevant Interest Period for loans in US dollars to leading European banks for a period of six months
                                                           commencing on the first day of the relevant Interest
                                                           Period and in an amount that is representative for a
                                                           single transaction in the New York market at such time.

        (d)   Calculation Agent:                           Citibank, N.A.

11.     Other Variable Interest Rate Terms (Conditions
        5(II) and (III)):

        (a)    Maximum Interest Rate:                      6.80 per cent. per annum

        (b)    Variable Rate Day Count Fraction:           30/360 (meaning a 360-day year of twelve 30-day months)

12.     Relevant Financial Centre:                         New York


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                                      -2-

13.     Relevant Business Day:                             London and New York

14.     Redemption Amount (Condition 6(a)):                100.00 per cent. of the Principal Amount

15.     Issuer's Optional Redemption                       Yes
        (Condition 6(e)):

        (a)   Notice Period:                               Not less than 5 Relevant Business Days

        (b)   Amount:                                      All and not less than all

        (c)   Date(s):                                     The Interest Payment Date falling in June and December
                                                           in each year commencing on the Interest Payment Date
                                                           falling in December 2004 up to and including the
                                                           Interest Payment Date falling in June 2010

        (d)   Early Redemption Amount (Bank):              100.00 per cent. of the Principal Amount

        (e)   Notices:                                     So long as the DTC Global Notes are held at DTC or its
                                                           custodian, notwithstanding Condition 13, notices to
                                                           Noteholders may be given by delivery of the relevant
                                                           notice to DTC or its custodian for communication by it
                                                           to entitled account holders.

                                                           Any notice delivered to DTC or its custodian in
                                                           accordance with the preceding sentence shall be deemed to
                                                           have been given to the Noteholders on the day on which
                                                           such notice is delivered to DTC or its custodian.

16.     Redemption at the option of the Noteholders
        (Condition 6(f)):                                 No

17.     Early Redemption Amount (including accrued
        interest, if applicable) (Condition 9):           100.00 per cent. of the Principal Amount plus interest
                                                          accrued thereto

18.     Governing Law of the Notes:                        New York

OTHER RELEVANT TERMS

1.      Listing (if yes, specify Stock Exchange):          No

2.      Details of Clearance System approved by the        DTC. Payment for the Notes will be on a delivery
        Bank and the Global Agent and Clearance and        versus payment basis
        Settlement Procedures:

3.      Syndicated:                                        No

4.      Commissions and Concessions:                       None

5.      Codes:

        (a)   Common Code:                                 018205521


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                                      -3-

        (b)   ISIN:                                        US45905UDK79

        (c)   CUSIP:                                       45905UDK7

6.      Identity of Dealer(s)/Manager(s):                  Credit Suisse First Boston LLC

7.      Provisions for Registered Notes:

        (a)   Individual Definitive Registered Notes       No. Interests in the DTC Global Note will be
              Available on Issue Date:                     exchangeable for Definitive Registered Notes only in
                                                           the limited circumstances described in the Prospectus.

        (b)   DTC Global Note:                             Yes; one

        (c)   Other Registered Global                      No
              Notes:

GENERAL INFORMATION

The Bank's latest Information Statement was issued on September 15, 2003




                                              INTERNATIONAL BANK FOR
                                              RECONSTRUCTION AND DEVELOPMENT

                                              By:





                                              Authorized Officer


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                                      -4-

                             INTERNATIONAL BANK FOR
                         RECONSTRUCTION AND DEVELOPMENT
                                1818 H STREET, NW
                             WASHINGTON, D.C. 20433




                                  GLOBAL AGENT

                                 CITIBANK, N.A.
                                 P.O. Box 18055
                               5 Carmelite Street
                                 London EC4Y 0PA




                            LISTING AND SPECIAL AGENT
                                AND PAYING AGENT

                             BNP PARIBAS LUXEMBOURG
                               10A Boulevard Royal
                                L-2093 Luxembourg




                          LEGAL ADVISERS TO THE MANAGER
                              Linklaters & Alliance
                                   LINKLATERS
                                 ONE SILK STREET
                                 LONDON EC2Y 8HQ


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                                      -5-

                                                                       EXHIBIT B




                   TERMS AGREEMENT NO. 2721 UNDER THE FACILITY

December 12, 2003

International Bank for Reconstruction
and Development
1818 H Street, N.W.
Washington, D.C. 20433


        The undersigned agrees to purchase from you (the "Bank") the Bank's US$50,000,000 Callable Floating Rate Notes due December 17, 2010 (the "Notes") described in the Pricing Supplement, dated as of the date hereof (the "Pricing Supplement") at 10:00 a.m. New York time on December 17, 2003 (the "Settlement Date") at an aggregate purchase price of US$50,000,000 on the terms set forth herein and in the Standard Provisions, amended and restated as of October 7, 1997, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

        When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

        The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to the Notes at the date hereof") are true and correct on the date hereof.

        The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein.

        Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

        1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100.00 per cent of the principal amount).

        2. The purchase price specified above will be paid on the Settlement Date by the Dealer to Citibank, N.A., London office, as nominee for the Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

        3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

        4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to the issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

        5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

         For purposes hereof, the notice details of the undersigned are as follows:

                  Credit Suisse First Boston Corporation
                  Eleven Madison Avenue
                  New York, NY 10010-3629

                  Tel. (212) 325 7198
                  Fax. (212) 743 5825

                  Attn:    Short and Medium Term Finance

         All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

         This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

         This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

                                    By:    Credit Suisse First Boston LLC
                                           (the "Dealer")



                                           By:
                                                   -----------------------
                                           Name:
                                           Title:

CONFIRMED AND ACCEPTED, as of the
date first written above:


INTERNATIONAL BANK FOR RECONSTRUCTION
        AND DEVELOPMENT




By:
     -------------------------------
Name:
Title:  Authorised Officer